Exhibit 5.3

[Letterhead of Brigard & Urrutia Abogados S.A.S]

June 24, 2024

Bancolombia S.A.,

Carrera 48 No. 26-85 Avenida Los Industriales

Medellín

Colombia

Ladies and Gentlemen,

We have acted as special Colombian counsel to Bancolombia S.A. (the “Company”) in connection with the offering of US$800,000,000 in aggregate principal amount of its 8.625% subordinated notes (the “New Subordinated Notes”) pursuant to the underwriting agreement dated June 17, 2024, between the Company, and BofA Securities, Inc. (“BofA”), Citigroup Global Markets Inc. (“Citi”), and JP Morgan Securities LLC (“JPM”), as the underwriters, (the “Underwriting Agreement”), and the indenture to be dated as of June 24, 2024, among the Company and The Bank of New York Mellon, as trustee, register, paying agent and transfer agent (the “Trustee”) (the “Indenture”). Terms not defined herein shall have the meaning ascribed to them in the Underwriting Agreement.

I.	Documents and Assumptions

As special Colombian counsel to the Company, we examined certain documents and instruments as we have deemed necessary to render this opinion, including:

a)

A copy of the Company’s registration statement under Form F-3 of the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2022 (File No. 333-264524) (the “Registration Statement”);

b)

The preliminary prospectus supplement dated and filed with the Commission on June 3, 2024, and the issuer free writing prospectus identified in Schedule C of the Underwriting Agreement as the Final Term Sheet, dated December June 17, 2024 and filed with the Commission on June 18, 2024 (collectively, the “Pricing Disclosure Package”);

c)

A copy of the prospectus dated April 27, 2022, as supplemented by the prospectus supplement dated June 3, 2024 (the “Prospectus Supplement” and collectively with the prospectus, the “Prospectus”), relating to the New Subordinated Notes;

d)	The Underwriting Agreement;

e)	The Indenture;

f)	The form of the New Subordinated Notes to be executed by the Company;

g)	The Company’s by-laws;

h)	An extract of the Minute No. 3020 of the Company’s Board of Directors dated as of April 23, 2024;

i)

A certificate from the General Secretariat of the Company dated June 20, 2024, regarding the decision of the Board of Directors on June 17, 2024, to approve the increase of the authorized amount of the New Subordinated Notes; and

j)	A copy of the certificate of incorporation and legal representation of the Company as of June 21, 2024, issued by the Colombian Superintendence of Finance.

Documents (a) to (f) above are hereinafter referred to as the “Transaction Documents”.

In rendering the opinions expressed below, we have assumed, without any independent investigation or verification of any kind:

(a)

the authenticity, accuracy and completeness of all documents submitted to us as originals, and the conformity with the originals of all documents submitted to us as certified or otherwise satisfactorily identified copies,

(b)	the genuineness of all signatures,

(c)	that all documents submitted to us remain in full force and effect and have not been amended or affected by any subsequent action not disclosed to us,

(d)	that no application has been made regarding insolvency proceedings with regard to the Company,

(e)

that the Company has not omitted to deliver any material documentation regarding the documents related to the Transactions Documents, and the consummation of the transactions thereby contemplated as requested for the purpose of rendering the present opinion,

(f)	that the parties other than the Company have been duly incorporated and are in good standing in accordance with the law of their respective places of incorporation,

(g)	the valid and due execution and delivery, pursuant to due authorization, of each of the Transactions Documents by each of the parties thereto (other than the Company),

(h)	that each of the parties to Transaction Documents, other than the Company, has the corporate power and authority to enter into and perform each of the Transaction Documents,

(i)

that there has not been any action by any of the parties to the Transactions Documents, any third party or any governmental authority to revoke, terminate or declare null or void the Transactions Documents, and

(j)	the absence of any other agreements on course of dealing among the parties to the Transactions Documents which modify or supersede any of the terms thereof.

We have relied, as to factual matters, on representations, statements and warranties contained in the Underwriting Agreement and in the documents we have examined. Also, we have examined such corporate records, certificates and other documents, and such questions of law, as we considered necessary or appropriate for the purposes of this opinion.

II.	Opinion

Based on the foregoing and subject to the qualifications set forth herein, we are of the opinion that:

1.

The Company (a) has been duly incorporated and is validly existing as a sociedad anónima (stock corporation) and is in good standing under the laws of the Republic of Colombia, and duly authorized as a local bank by the Colombian Superintendence of Finance; (b) has corporate power and authority to: (i) own, lease and, operate its properties; (ii) to conduct its business as described in the Prospectus Supplement; (iii) to execute and deliver the

Underwriting Agreement and the Indenture, and (iv) to perform its obligations thereunder, including, without limitation, to issue, sell and deliver the New Subordinated Notes as contemplated by the Transaction Documents. All actions required to be taken for the due and proper authorization, execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby have been duly and validly taken. To the best of our knowledge, upon due inquiry, no action has been taken to dissolve or wind up the business affairs of the Company.

2.

The execution, delivery and performance by the Company of its obligations under the Transaction Documents, and the Transaction Documents, have been duly authorized, executed, issued and delivered by the Company, and, assuming due authorization, execution and delivery thereof by the other parties thereof, constitute valid and legally binding obligations of the Company, enforceable in accordance with their respective terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), moratorium, toma de posesión, or other similar laws or general principles of equity relating to or affecting enforcement of creditors’ rights generally.

3.

The New Subordinated Notes have been duly authorized, executed, issued and delivered by the Company in accordance with the Indenture and, assuming due authentication and delivery by the Trustee (and assuming that the New Subordinated Notes constitute valid and legally binding obligations under the laws of the State of New York, and are issued and delivered against payment of the purchase price therefor), the New Subordinated Notes will constitute valid and legally binding obligations of the Company, enforceable in accordance with their respective terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, moratorium (including, without limitation, all laws relating to fraudulent transfers) or other similar laws relating to or affecting enforcement of creditor’s rights generally, or by general principles of equity, and will be entitled to the benefits of the Indenture.

4.

Pursuant to articles 605 and 606 of Law 1564 of 2012 (Código General del Proceso), the courts of Colombia would give effect to and enforce a judgment obtained in a court outside Colombia without re-trial or re-examination of the merits of the case provided (a) that there exists a treaty or convention relating to recognition and enforcement of foreign judgments between Colombia and the country of origin of the judgment or, in the absence of such treaty, that proper evidence is provided to the Supreme Court of Colombia to the effect that the courts of the country of the subject judgment would recognize and enforce Colombian judgments, and (b) that the subject judgment fulfills the requirements listed below. In order to enforce a foreign judgment in Colombia, it must first be submitted to “Exequatur” proceedings in accordance with article 607 of Law 1564 of 2012 (Código General del Proceso), before the Supreme Court of Colombia which, in addition to the issue referred to in (a) above, must examine whether the following requirements have been fulfilled: (A) such foreign judgment does not refer to in rem rights on assets located within Colombian territory at the commencement of the proceedings in the foreign court which issued the judgment; (B) such foreign judgment does not conflict with public order laws of Colombia, except procedural laws; (C) such foreign judgment is final and not subject to appeal, according to the laws of the country where it was made; (D) a duly legalized copy of the judgment (together with an official translation into Spanish if the judgment is issued in a foreign language) has been presented to a competent court in Colombia; (E) no proceedings are pending before Colombian courts with respect to the same subject matter, or final judgment has been awarded by a Colombian Court in any proceedings on the same subject matter; (F) the subject matter of such foreign judgment is not of the exclusive jurisdiction of a Colombian court or judge; (G) in the proceedings in which such foreign judgment was made, the defendant was properly served according to the laws of such jurisdiction and given an opportunity to defend the action in question and (H) the exequatur requirement has been observed. In any case, enforceability decisions are considered by Supreme Court of Justice of Colombia in a case-by-case basis.

5.

The enforceability of the obligations of the Company under the Transaction Documents may be limited by laws governing the bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium, liquidation, toma de posesión or other similar laws relating to or affecting enforcement of creditors’ rights generally, and is subject to statutory preferences granted under Colombian laws (including labor, pensions and tax claims), and by claims which have, without any agreement, notarization or other voluntary act, priority for payment by operation of law.

We express no opinion as to whether a court in any proceeding in Colombia would give effect to certain provisions that may be limited by: (i) applicable procedural rules that do not allow waivers of immunity and service of process by private companies within Colombia and pursuant to which any immunity from proceedings (jurisdiction, execution or attachment) which might in the future be available under Colombian law may not be validly waived in advance; and (ii) the unavailability under Colombian law of equitable remedies or injunctive relief, except for fundamental constitutional rights. The foregoing opinions are subject to the following comments and qualifications:

III.	Qualifications, exceptions and limitations

a)

The insolvency regime in Colombia is somewhat untested in connection with international bond transactions as there have been no precedents. As a result, there is little guidance as to how the legislative framework would be applied in practice and, in particular, the definitive approach that would be adopted by a liquidator or insolvency appointed judge in assessing the claims of tier two capital subordinated creditors of a company incorporated in Colombia with contractual subordination provisions.

b)

Pursuant to the Colombian current regulations, any prepayment, early redemption or repurchase of the New Subordinated Notes can only be executed after five (5) years following the issuance date of the New Subordinated Notes and is subject to: (i) the prior approval by the Colombian Superintendence of Finance (Superintendencia Financiera de Colombia), (ii) the replacement of the New Subordinated Notes by debt instruments that qualify as tier one capital, additional tier one capital or tier two capital in a manner that allows the Company to have sustainable revenue generation capacity, or the demonstration by the Company that its capital position would be above the minimum capital requirements after any early redemption. Furthermore, the Company must not create expectations regarding the prepayment, redemption or early repurchase of the New Subordinated Notes.

c)

Optional redemptions of the New Subordinated Notes upon a tax event or a regulatory event (as considered under Basel III) (even within the first five (5) years after the issue date of the New Subordinated Notes) are permitted by current Colombian banking regulation, pursuant to Decree 1477 of 2018. In these events, the Company must also obtain prior approval from the Colombian Superintendence of Finance (Superintendencia Financiera de Colombia).

d)

Pursuant to Article 13 of Law 1564 of 2012 of Colombia (Código General del Proceso), civil procedure rules are considered public order laws and therefore cannot be modified or waived by private agreements. To the extent that the parties to the Agreements commence enforcement actions before Colombian courts instead of commencing them in foreign courts (which final rulings may subsequently be enforced in Colombia through exequatur proceedings as described above), any waivers made by the parties to the Agreements and the Securities in respect of Colombia’s rules of civil procedure may be rendered unenforceable.

e)

In any proceeding in Colombia, service of notice to the parties thereto must be made in accordance with the provisions of Law 1564 of 2012 of Colombia (Código General del Proceso). Contractual provisions regarding services of notice procedures will not be enforceable.

f)

In any proceeding in Colombia in which a law of a foreign country were to be applied, there should be evidence of the law sought to be applied, through (i) a copy of such law duly issued and promulgated by the competent authorities or, (ii) by means of an expertise issued by a person or institutions expert in the law of that foreign country or, (iii) when a written law does not exist, through the deposition or affidavit of two or more lawyers admitted in the relevant jurisdiction regarding such applicable law, in accordance with article 177 of Law 1564 of 2012 of Colombia (Código General del Proceso).

g)

Pursuant to Article 251 of Law 1564 of 2012 of Colombia (Código General del Proceso), in order for a document written in a foreign language to be admissible evidence before a Colombian Court, the relevant document must be translated into Spanish either by Colombia’s Ministry of Foreign Affairs, by an official translator (intérprete oficial), or by a translator appointed by the competent judge. Compliance with the Hague Convention (known as Apostille) concerning the legalization of documents executed abroad (outside Colombia), is also required.

Furthermore, pursuant to Article 823 of Colombia’s Code of Commerce (Código de Comercio): (i) the technical and usual terms contained within documents to be used as evidence of commercial agreements and obligations, or that refer to the performance and execution of such agreements and obligations, will be understood as in their meaning in Spanish, and (ii) the Spanish version of a document used to evidence obligations or contracts which most closely resembles the original text shall prevail over the foreign language version of such document. In the event that a party to an enforcement action considers that the available translation into Spanish of documents written in a foreign language is not accurate, such party has the right to object to any such inaccuracy in such enforcement proceedings.

h)

The enforcement of the Transaction Documents may be limited by, and any proceeding for enforcement in Colombia would be subject to the statute of limitations. Pursuant to Article 2535 of Colombia’s Civil Code (“Código Civil”), in order for the statute of limitations to run and extinguish enforcement rights it is necessary that the party entitled to exercise an enforcement action fails to do so during a period commencing on the date in which the relevant right became enforceable and ending 5 or 10 years after, as the case may be (depending on the relevant statute of limitations). Pursuant to Section 2514 of Código Civil, a waiver to the statute of limitations can only be granted once the relevant statute of limitations has elapsed.

i)

In accordance with Article 902 of Colombia’s Code of Commerce (Código de Comercio), any nullification of a provision of a Transaction Document would nullify the entire document as if the parties would not have entered into such document in the absence of such nullified provision, solely to the extent that the nullified provision is considered “essential” to the agreement in accordance with Article 1501 of the Colombian Civil Code.

j)

According to Colombian laws, the laws applicable to a given agreement are those in existence at the time of execution, even if those laws change in the future, provided that the changes are not related to, or do not affect, public order laws, which are applicable to a given agreement in their existing form.

k)

Colombian exchange control regulations are deemed to be public order laws, therefore, the ability of the Company to perform its obligations payable in foreign currency under the New Subordinated Notes (and the ability of any person to remit the proceeds of any judgment award issued by a court in Colombia in foreign currency out of Colombia) will be subject to foreign exchange regulations in effect at the time of the relevant payment or remittance.

l)	The provisions of the Transaction Documents which treat certain determinations as conclusive may be subject to review in a proceeding in Colombia to determine the correctness of such determinations.

m)

Under Colombian Law, charging interest on interest (whether accrued or unpaid) is not permitted unless such interest is charged as permitted under Article 886 of Colombia’s Code of Commerce (Código de Comercio).

n)

Except for some constitutional actions, Colombian law does not contemplate the equitable or injunctive remedies or reliefs. However, under Colombia law (mainly Laws 1437 of 2011 and 1564 of 2012) a court may order any precautionary measure it deem necessary in order to provisionally protect and guarantee the subject matter of the dispute and the eventual fulfillment or enforcement of its ruling. That is so for litigation involving state entities (such as the Company) and for civil cases.

o)

The initiation of a reorganization or toma de posesión proceedings provides the suspension of the current judicial procedures of collection and the provisional suspension of the guarantee execution. If the reorganization or toma de posesión process is not successful and the debtor initiates a liquidation proceeding, the guarantees will be executed according to the terms of the insolvency proceeding applicable to the Company.

p)

Colombian insolvency laws and regulations are considered public order laws (normas de orden público) and therefore cannot be modified or waived by private agreements. As a consequence, any waivers made by the parties to such documents in respect of Colombia’s insolvency rules may be rendered unenforceable and a Colombian Court may disregard any contractual subordination provision relating to the Transaction Documents.

q)

The issuance and sale of the New Subordinated Notes are ruled by the foreign exchange regulations, and the Company will have to use the proceeds of the New Subordinated Notes in accordance with the Colombian foreign exchange regulations, including without limitation, the uses established in article 8 of External Regulation 1 of 2018 issued by the Colombian Central Bank (Banco de la República).

r)

A final and conclusive judgment (not subject to appeal) of the courts of the State of New York for the payment of money rendered against the Company in respect of the New Subordinated Notes, would be recognized by the courts of Colombia, subject to obtaining the Exequatur of the judgment from the Supreme Court of Colombia (Corte Suprema de Justicia de la República de Colombia), as described above.

s)

Any proceeding to enforce a judicial decision by means of seizure, attachment or execution against assets or property, or against any right or interest in assets or properties located in Colombia, is subject to the exclusive jurisdiction of the Colombian courts.

t)

Pursuant to Articles 15 and 16 of Colombia’s Civil Code (Código Civil), the waiver of immunity granted under applicable sections of the Transaction Documents is permissible provided that said waiver only affects the rights of the waiving party and taking into account the exceptions and limitations to grant such waiver as indicated herein and in the Transaction Documents. Under Colombian law any immunity from proceedings which might be available in the future cannot be validly waived in advance.

u)

In rendering our opinion and making the statements herein, whenever an opinion is qualified by “to our knowledge” or similar words, it is intended to mean that no information has come to our attention during the course of our advice to the Company for purposes of the offering of the New Subordinated Notes that gives us actual knowledge of the inaccuracy of such opinion or statement

v)

In any proceeding in Colombia, service of notice to the parties thereto must be made in accordance with the provisions of Law 1564 of 2012 of Colombia (Código General del Proceso). Contractual provisions regarding services of notice procedures will not be enforceable.

w)

If, pursuant to the Transaction Documents governed by a law other than Colombian law and submitted to the jurisdiction of courts other than Colombian courts, a party to such Transaction Documents were to initiate judicial actions in Colombian courts, although the other party should be able to argue that the transaction is performed outside of Colombia since the bonds are issued abroad, its interests are paid abroad and investors and trustee are located abroad, there are no explicit laws and regulations or Colombian court decisions with precedential value pursuant to which it is possible to conclusively determine (i) if a Colombian judge would assume jurisdiction over the case or, instead, determine that the case is subject exclusively to the forum expressly agreed to by the parties under the Transaction Documents; (ii) if a Colombian judge assuming jurisdiction over the case would apply Colombian law or New York law; or (iii) if a Colombian judge were to apply New York law to the case, the manner in which a Colombian judge would admit into evidence the substantive provisions of New York law and how such Colombian judge would apply, interpret or construe New York law.

x)

Article 869 of Colombia’s Code of Commerce provides that any agreement executed abroad containing obligations to be performed by the parties thereof in Colombia must be governed by Colombian laws, regardless of whether or not such parties are Colombian residents. Considering that pursuant to Law 33 of 1992, payment obligations under credit transactions are deemed to be held and performed in the place of payment, we believe that the Transaction Documents contain provisions that, if observed, will make the main obligations thereunder to be performed outside Colombia considering payment obligations are to be paid abroad, and, therefore, parties are not subject to Colombian law as set forth by Article 869 of the Colombia’s Code of Commerce and may validly choose the law of the State of New York as the governing law of the Transaction Documents.

y)

Under Colombian law, in rem rights over property located in Colombia, including the transfer of ownership, the granting of liens or security interests, and any proceeding to enforce a judicial decision by means of seizure, attachment or execution against assets or property, or against any right or interest in assets or properties located in Colombia, must be governed by the laws of Colombia and any collection proceeding over each assets located in Colombia will be subject to the jurisdiction of Colombian courts.

z)	Pursuant to and subject to the limitations provided for in article 594 of the Código General del Proceso, assets listed in said article are not subject to any attachment.

This opinion is limited to matters of Colombian law in force on the date hereof. We express no opinion with respect to the law of any other jurisdiction. We express no opinion as to the effect on the opinions set forth herein of any failure by any party to comply with laws and regulations pertaining to banks, trustees or other financial institutions or affiliates thereof, if applicable, or other laws or regulations applicable to any party by reason of such party’s status or the nature of its business or assets. This opinion is specific as to the offering of the New Subordinated Notes, and the documents referred to herein and is based upon the law as of the date hereof. Our opinions are limited to those expressly set forth herein, and we express no opinions by implication.

We are licensed to practice law in Colombia and we do not hold ourselves out as being conversant with, and express no opinion as to, the laws of any jurisdiction other than those of Colombia. In particular, to the extent that New York or United States Federal law is relevant to this opinion, we have relied, without any independent investigation, on the opinion of Sullivan & Cromwell LLP, special U.S. legal counsel to the Company, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Sullivan & Cromwell LLP. We assume no obligation to update or supplement this opinion to reflect any facts which may hereafter come to our attention or any changes in the law which may hereafter occur.

In rendering this opinion, we rely as to matters of fact on certificates of responsible officers of the Company and public officials that are furnished to the underwriters.

This opinion is solely of your benefit and may not be relied upon in any manner or purpose by any other person. Notwithstanding the foregoing, you may disclose the contents of this letter to any person to whom disclosure is required by law or court order, or if such disclosure is necessary to defend or resist an action or claim in connection with the performance of your obligations under the Underwriting Agreement.

Very truly yours,

/S/ BRIGARD & URRUTIA ABOGADOS S.A.S

BRIGARD & URRUTIA ABOGADOS S.A.S